UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2016 (Report No. 4)

Commission file number: 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant's name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On September 18, 2016, Cellect Biotechnology Ltd. (the “Company”) held an extraordinary general meeting (the “Meeting”) of the Company’s ordinary shareholders and holders of the Company’s American depositary shares (the “ADSs”).

At the Meeting, the Company’s ordinary shareholders passed all agenda items as originally proposed. However, due to a lack of quorum of ADS holders, and with respect to ADS holders only, the Meeting was adjourned for one week to the same day, time and place. Accordingly, a meeting of ADS holders will be reconvened on Sunday, September 25, 2016 at 16:00 in the offices of the Company’s attorneys – Doron, Tikotzky, Kantor, Gutman, Cederboum & Co., on 12 Aba Hillel Street, Ramat Gan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd. (Registrant) By /s/ Dr. Shai Yarkoni
Name: Dr. Shai Yarkoni
Chief Executive Officer

Date: September 19, 2016